Tel Aviv, September 28, 2007 Our ref: 10479/0

VIA EDGAR AND FACSIMILE ((202) 772-9218)

Mr. Kevin L. Vaughn
Branch Chief
Mail Stop 6010
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Syneron Medical Ltd. Form 20-F for the Fiscal Year ended December 31, 2006 File No. 0-50867

Dear Mr. Vaughn:

        On behalf of Syneron Medical Ltd. (the “Company”), we confirm the receipt on September 17, 2007 of the Staff’s comment letter dated September 14, 2007 with respect to the Form 20-F of Syneron for the year ended December 31, 2006.

        We note that the Staff has requested that the Company either (i) respond to the Staff’s comments within 10 business days or (ii) inform the Staff as to when the Company will provide a response to these comments.  The Company has carefully reviewed and considered the Staff’s comments and is in the process of preparing a response to these comments.  Unfortunately, in light of the travel schedule of the relevant management personnel of the Company and the holiday season in Israel, the Company believes that it would not be in a position to respond to the Staff’s comments within 10 business days.  Instead, the Company expects that it will be in a position to provide responses to the Staff’s comments no later than October 26, 2007, and would be grateful if the Staff could accommodate the Company in this regard.

        If you have any questions or concerns, please call the undersigned at 972-3-607-4479.

Very truly yours, /s/ Shachar Hadar Dr. Shachar Hadar

Tel Aviv Office One Azrieli Center, Roung Building Tel Aviv 67021, Israel Tel: 972-3-607-4444 Fax: 972-3-607-4422 law@gkh-law.com www.gkhlaw.com	Jerusalem Office 1 Shmuel Ha'Nagid Street 4th Floor Jerusalem 94592, Israel Tel: 972-2-623-2683 Fax: 972-2-623-6082